UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

De Agostini S.p.A ("DeA"), the controlling shareholder of International Game Technology PLC (NYSE: IGT), which operates its lottery business under the Brightstar Lottery brand (the "Company"), today announced leadership succession changes following DeA's annual meeting of shareholders held on June 27, 2025. Marco Sala, who currently serves as Executive Chairman of the Company and Chief Executive Officer of DeA, will transition from his role as Chief Executive Officer of DeA. However, he will continue to serve as a member of DeA’s Board of Directors.

Mr. Sala will maintain his position as Executive Chairman of the Company and its Board of Directors, a role he has successfully fulfilled since 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary